                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 1998


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to ______________.



Commission file number 0-981




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PUBLIX SUPER MARKETS, INC.
                          1936 GEORGE JENKINS BOULEVARD
                             LAKELAND, FLORIDA 33815

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                   Index to Financial Statements and Schedules



Independent Auditors' Report

Financial Statements:

   Statement of Net Assets Available for Plan Benefits, with Fund Information - December 31, 1998

   Statement of Net Assets Available for Plan Benefits, with Fund Information - December 31, 1997

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information - Year ended December 31, 1998

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information - Year ended December 31, 1997

   Notes to Financial Statements


Schedules:

   I. Item 27a. Schedule of Assets Held for Investment Purposes - December 31, 1998

   II. Item 27d. Schedule of Reportable Transactions - Year ended December 31, 1998

                          INDEPENDENT AUDITORS' REPORT





To the Plan Administrator of the
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                                       KPMG LLP


Tampa, Florida
June 11, 1999






                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

    Statement of Net Assets Available for Plan Benefits, with Fund Information
                               December 31, 1998




                                           Inter-           Asset Allocation Fund       Aggressive        Publix            Equity
                            Participant   national  ----------------------------------    Growth           Stock             Index
        Assets                 Loans        Fund    Long-Term  Medium-Term  Short-Term     Fund            Fund              Fund
        ------                 -----        ----    ---------  -----------  ----------     ----            ----              ----

Investments                  $9,606,168    106,720     68,187    2,487,019      18,108   24,078,120     177,732,891        9,695,217

Employer Contribution
   Receivable                       ---        ---        ---          ---         ---          ---      11,484,147              ---
                             ----------    -------     ------    ---------      ------   ----------     -----------        ---------

     Total Assets            $9,606,168    106,720     68,187    2,487,019      18,108   24,078,120     189,217,038        9,695,217
                             ==========    =======     ======    =========      ======   ==========     ===========        =========




Net Assets Available
   for Plan Benefits:
   Active Participants       $9,606,168    101,739     62,541    2,231,297      17,549   21,776,307     176,261,880        8,835,614
   Non-active Participants          ---      4,981      5,646      255,722         559    2,301,813      12,955,158          859,603
                             ----------    -------     ------    ---------      ------   ----------      ----------        ---------

                             $9,606,168    106,720     68,187    2,487,019      18,108   24,078,120     189,217,038        9,695,217
                             ==========    =======     ======    =========      ======   ==========     ===========        =========


                              Fixed
                             Income
        Assets                Fund            Total
        ------                ----            -----

Investments                 4,591,685      228,384,115

Employer Contribution
   Receivable                     ---       11,484,147
                            ---------      -----------

     Total Assets           4,591,685      239,868,262
                            =========      ===========




Net Assets Available
   for Plan Benefits:
   Active Participants      4,126,108      223,019,203
   Non-active Participants    465,577       16,849,059
                            ---------      -----------

                            4,591,685      239,868,262
                            =========      ===========























































See accompanying notes to financial statements.







                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

    Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997



                                              Aggressive     Publix         Equity         Asset        Fixed
                              Participant       Growth        Stock          Index      Allocation      Income
          Assets                 Loans           Fund         Fund           Fund          Fund          Fund         Total
          ------                 -----           ----         ----           ----          ----          ----         -----



Investments                 $3,918,720     18,533,845    86,294,264     7,052,359     2,233,635     3,531,654   121,564,477

Employer Contribution
  Receivable                       ---            ---     9,217,893           ---           ---           ---     9,217,893
                            ----------     ----------    ----------     ---------     ---------     ---------   -----------

    Total Assets            $3,918,720     18,533,845    95,512,157     7,052,359     2,233,635     3,531,654   130,782,370
                            ==========     ==========    ==========     =========     =========     =========   ===========



Net Assets Available
  for Plan Benefits:
  Active Participants       $3,918,720     17,806,491    92,764,374     6,779,295     2,151,547     3,413,155   126,833,582
  Non-active Participants          ---        727,354     2,747,783       273,064        82,088       118,499     3,948,788
                            ----------     ----------    ----------     ---------     ---------     ---------   -----------

                            $3,918,720     18,533,845    95,512,157     7,052,359     2,233,635     3,531,654   130,782,370
                            ==========     ==========    ==========     =========     =========     =========   ===========




















See accompanying notes to financial statements.







                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

       Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                          Year ended December 31, 1998





                                                                                  Asset Allocation Fund
                                 Participant    International     ---------------------------------------------------------
                                     Loans          Fund          Strategic      Long-Term      Medium-Term    Short-Term


Contributions:
  Employee ..................   $       --           29,020         465,411          31,935         435,584           8,393
  Employer - Stock ..........           --             --              --              --              --              --
                                ------------   ------------    ------------    ------------    ------------    ------------
    Total Contributions .....           --           29,020         465,411          31,935         435,584           8,393
                                ------------   ------------    ------------    ------------    ------------    ------------

Investment Income:
  Net Appreciation
   (Depreciation) ...........           --          (12,690)        197,362           4,921          35,363              97
  Dividends .................           --            6,068          29,253            --              --              --
  Interest ..................           --             --              --              --              --              --
                                ------------   ------------    ------------    ------------    ------------    ------------

    Total Investment Income .           --           (6,622)        226,615           4,921          35,363              97
                                ------------   ------------    ------------    ------------    ------------    ------------

Participant Loans ...........      5,687,448         (6,021)        (36,383)          2,132         (26,541)             (3)
                                ------------   ------------    ------------    ------------    ------------    ------------

    Total Increase in Plan
      Assets ................      5,687,448         16,377         655,643          38,988         444,406           8,487
                                ------------   ------------    ------------    ------------    ------------    ------------

Distributions to Participants           --              (60)        (62,822)         (1,106)        (69,444)            (23)
Interfund Transfers .........           --           90,403      (2,826,456)         30,305       2,112,057           9,644
                                ------------   ------------    ------------    ------------    ------------    ------------
    Total Increase(Decrease)
      in Plan Assets ........           --           90,343      (2,889,278)         29,199       2,042,613           9,621
                                ------------   ------------    ------------    ------------    ------------    ------------

Net Increase(Decrease) in ...      5,687,448        106,720      (2,233,635)         68,187       2,487,019          18,108
      Plan Assets

Net Assets Available for
  Plan Benefits:
    Beginning of year .......      3,918,720           --         2,233,635            --              --              --
                                ------------   ------------    ------------    ------------    ------------    ------------

    End of year .............   $  9,606,168        106,720            --            68,187       2,487,019          18,108
                                ============   ============    ============    ============    ============    ============



                                Aggressive        Publix          Equity          Fixed
                                  Growth           Stock           Index          Income
                                   Fund            Fund            Fund            Fund          Total


Contributions:
  Employee ..................   $ 7,197,897      27,332,392       2,837,026       1,763,034      40,100,692
  Employer - Stock ..........          --        11,484,147            --              --        11,484,147
                                -----------    ------------    ------------    ------------    ------------
    Total Contributions .....     7,197,897      38,816,539       2,837,026       1,763,034      51,584,839
                                -----------    ------------    ------------    ------------    ------------

Investment Income:
  Net Appreciation
   (Depreciation) ...........     4,224,133      54,899,858       2,160,681         256,667      61,766,392
  Dividends .................     1,777,999         659,556            --              --         2,472,876
  Interest ..................          --           217,806            --              --           217,806
                                -----------    ------------    ------------    ------------    ------------

    Total Investment Income .     6,002,132      55,777,220       2,160,681         256,667      64,457,074
                                -----------    ------------    ------------    ------------    ------------

Participant Loans ...........      (874,106)     (4,247,355)       (375,090)       (156,145)        (32,064)
                                -----------    ------------    ------------    ------------    ------------

    Total Increase in Plan
      Assets ................    12,325,923      90,346,404       4,622,617       1,863,556     116,009,849
                                -----------    ------------    ------------    ------------    ------------

Distributions to Participants      (956,622)     (5,220,767)       (381,467)       (231,646)     (6,923,957)
Interfund Transfers .........    (5,825,026)      8,579,244      (1,598,292)       (571,879)           --
                                -----------    ------------    ------------    ------------    ------------
    Total Increase(Decrease)
      in Plan Assets ........    (6,781,648)      3,358,477      (1,979,759)       (803,525)     (6,923,957)
                                -----------    ------------    ------------    ------------    ------------

Net Increase(Decrease) in ...     5,544,275      93,704,881       2,642,858       1,060,031     109,085,892
      Plan Assets

Net Assets Available for
  Plan Benefits:
    Beginning of year .......    18,533,845      95,512,157       7,052,359       3,531,654     130,782,370
                                -----------    ------------    ------------    ------------    ------------

    End of year .............   $24,078,120     189,217,038       9,695,217       4,591,685     239,868,262
                                ===========    ============    ============    ============    ============




























See accompanying notes to financial statements.







                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

      Statement of Changes in Net Assets Available for Plan Benefits,
                         with Fund Information
                       Year ended December 31, 1997


                                                Aggressive     Publix         Equity        Asset       Fixed
                                 Participant      Growth        Stock          Index     Allocation     Income
                                    Loans          Fund         Fund           Fund         Fund         Fund        Total
                                    -----          ----         ----           ----         ----         ----        -----

Contributions:
  Employee                    $      ---      6,991,257    20,164,657     2,419,256      877,687    1,538,576    31,991,433
  Employer - Stock                   ---            ---     9,217,893           ---          ---          ---     9,217,893
                              ----------     ----------    ----------     ---------    ---------    ---------   -----------


    Total Contributions              ---      6,991,257    29,382,550     2,419,256      877,687    1,538,576    41,209,326
                              ----------     ----------    ----------     ---------    ---------    ---------   -----------


Investment Income:
  Net Appreciation
   (Depreciation)                    ---      1,249,073    26,289,331     1,477,743      (22,492)     176,027    29,169,682
  Dividends                          ---      1,722,847       329,455           ---      282,482          ---     2,334,784
  Interest                           ---            ---       131,732           ---          ---          ---       131,732
                              ----------     ----------    ----------     ---------    ---------    ---------   -----------


    Total Investment Income          ---      2,971,920    26,750,518     1,477,743      259,990      176,027    31,636,198
                              ----------     ----------    ----------     ---------    ---------    ---------   -----------


Participant Loans              2,586,680       (583,040)   (1,686,583)     (200,986)     (59,124)     (95,631)      (38,684)
                              ----------      ---------    ----------     ---------    ---------    ---------   -----------

    Total Increase in Plan
      Assets                   2,586,680      9,380,137    54,446,485     3,696,013    1,078,553    1,618,972    72,806,840
                              ----------     ----------    ----------     ---------    ---------    ---------   -----------

Distributions to Participants        ---       (787,045)   (2,749,229)     (278,139)    (105,439)    (179,312)   (4,099,164)
Interfund Transfers                  ---       (963,998)    1,528,273      (186,945)    (161,862)    (215,468)          ---
                              ----------     ----------    ----------    ----------    ---------    ---------   ------------

    Total Decrease in Plan
      Assets                         ---     (1,751,043)   (1,220,956)     (465,084)    (267,301)    (394,780)   (4,099,164)
                              ----------      ---------    ----------     ---------    ---------    ---------   -----------


Net Increase in Plan Assets    2,586,680      7,629,094    53,225,529     3,230,929      811,252    1,224,192    68,707,676

Net Assets Available for
  Plan Benefits:
    Beginning of year          1,332,040     10,904,751    42,286,628     3,821,430    1,422,383    2,307,462    62,074,694
                              ----------     ----------    ----------     ---------    ---------    ---------   -----------

    End of year               $3,918,720     18,533,845    95,512,157     7,052,359    2,233,635    3,531,654   130,782,370
                              ==========     ==========    ==========     =========    =========    =========   ===========

See accompanying notes to financial statements.


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)      Description of Plan and Summary of Accounting Policies
         ------------------------------------------------------

         The following description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

         The Plan, which became effective January 1, 1995, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees of Publix Super Markets, Inc. and its wholly owned subsidiary Publix Alabama, Inc. (the "Company" or "Publix") who have attained the age of 19 and have completed one year of service during which they are credited 1,000 or more hours are eligible to participate in the Plan. The Plan year is a calendar year.

        (a)     Contributions
                -------------
                During Plan years 1998 and 1997, employees could contribute up to 6% of their annual compensation, not to exceed the maximum limits established by Federal law. The Company may make a discretionary annual matching contribution to eligible participants of the Plan as determined by the Company's Board of Directors. During 1998 and 1997, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages not to exceed a maximum match of $750 per employee. The match, determined as of the last day of the Plan year, was in the form of common stock of the Company.

        (b)     Participant Accounts
                --------------------
                Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $285,840 and $160,521 for the years ended December 31, 1998 and 1997, respectively.

        (c)     Vesting
                -------
                Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing five years of credited service, reaching age 60, disability or death. Matching contributions cannot be withdrawn or distributed until vested.











                                                                     (continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements





         (d)    Loans to Participants
                ---------------------
                All actively employed Plan participants with available account balances may apply for a loan from their accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000 less the participant's highest outstanding loan balance during the previous twelve month period. However, the actual loan amount cannot exceed the balance in the participant's Savings Contribution Account. Participants may request one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by the Primary Trustee as of the first day of each calendar quarter and represents the prime lending rate charged by the Primary Trustee. The interest rate on a loan is fixed for the term of the loan.

                A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after tax payroll deductions each pay period. Repayment of principal and interest are credited to the participant's Savings Contribution Account and reinvested according to the participant's current investment options. Upon separation of employment all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least one year.

        (e)     Termination of Plan
                -------------------
                The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their accounts.

        (f)     Distribution of Benefits
                ------------------------
                Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account. The minimum withdrawal amount is $1,000 or the vested balance in the Accounts if less than $1,000.

                A participant who reaches age 70 1/2 may begin receiving a distribution of benefits on or before April 1st of the calendar year following the year in which the participant reaches age 70 1/2 or retires, whichever is later.













                                      -2-                            (continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements





                Upon separation of employment with the Company, participants may elect to receive full distribution of their Savings Contribution Account and the vested portion of their Matching Contribution Account balances as of the valuation date immediately preceding or concurring with the date of separation. If the value of the participant's vested Accounts is $3,500 or less, the participant will receive an automatic distribution from the Plan no later than 60 days after the end of the Plan year in which the participant separates from employment. As of January 1, 1998, the value of the participant's vested Accounts upon which the participant will receive an automatic distribution as previously described, increased from $3,500 or less to $5,000 or less. If the value of the vested participant's Savings Contribution and Matching Contribution Accounts exceeds $3,500 if separated from service in 1997 and $5,000 if separated from service in 1998, the participant may elect to defer distribution.

                Payment of deferred distributions must be made no later than 60 days after the end of the Plan year in which the participant reaches age 62.

        (g)     Basis of Accounting
                -------------------
                The accounts of the Plan are maintained on the accrual basis.

          (h)  Investments
               -----------
               The market value of Publix Super Markets,
               Inc. common stock is determined by the Company's Board of Directors based upon appraisals prepared by independent appraisers. Guaranteed investment contracts are carried at contract value, which approximates market value. The market value of other investments is determined based upon quoted market prices.

        (i)     Use of Estimates
                ----------------
                The preparation of financial statements in conformity with generally accepted accounting principles and ERISA requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

        (j)     Year 2000
                ---------
                The Company is currently reviewing the Plan's computer systems and applications, including those used by the third-party Plan Administrator, for year 2000 issues. Based upon this review to date, management does not anticipate significant operational issues related to making the Plan's systems year 2000 compliant. The financial impact of making required system changes is not expected to be material.









                                     -3-                             (continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements





(2)      Administration of the Plan
         --------------------------

         The Primary Trustee for the Plan, Chase Manhattan Bank, N.A., is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix stock. The Publix Stock Fund Trustee, Tina P. Johnson, is responsible for maintaining the Publix Stock Fund for participants. Metropolitan Life Insurance Company serves as the third-party Plan Administrator. The Plan administration costs are paid by Publix.

(3)      Investments
         -----------

         The Plan consists of the following investment options:

        (a)     Aggressive Growth Fund
                ----------------------
                This fund may consist of a portfolio invested primarily in common stocks and other securities or investment opportunities providing long-term capital appreciation. The fund can be expected to experience wider variation in its value than the other funds described herein.

                The Company has selected the "Fidelity Contrafund," a mutual fund, as the investment vehicle for the Aggressive Growth Fund. This fund invests in the securities of U.S. and international companies that are believed to be undervalued.

        (b)     Publix Stock Fund
                -----------------
                This fund includes two components: cash and Publix common stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates. The fund provides an opportunity for long-term capital appreciation. Because this fund is not diversified, it may experience wider variation in value than the other funds described herein.

        (c)     Equity Index Fund
                -----------------
                This fund may consist of a portfolio invested primarily in common stocks which, in the aggregate, are intended to mirror the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), and/or a portfolio of comparable investments. The fund is intended to provide for long-term growth of capital, and secondarily for long-term growth of income (or to provide a similar investment return). The fund may experience wider variation in its value than the other funds described herein.

                The Company has selected the "MetLife Stock Market Index Guarantee Account" as the investment vehicle for the Equity Index Fund. It consists of most of the stocks of the S&P 500 Index.





                                      -4-                            (continued

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements





        (d)     Asset Allocation Fund
                ---------------------
                This fund is a growth and income fund which uses an asset allocation approach. The fund may consist of common and preferred stocks, governmental and corporate bonds, and other securities or investment opportunities designed to provide for both current income and capital appreciation. The fund can be expected to experience wider variation in its value than the Fixed Income Fund.

                The  Company  selected  the  "State  Street  Research  Strategic
                Portfolios: Moderate" mutual fund as the investment vehicle for the Asset Allocation Fund. This fund is actively managed and represents a diversified mix of stocks and bonds. The fund may vary investments based on economic and market conditions. During 1998, the Company made a decision to replace the "State Street Research Strategic Portfolios: Moderate" mutual fund with three MetLife/UAM TimeStyle Portfolios. These portfolios offer diversification by automatically blending risk across different types of investments. The assets in these portfolios will be rebalanced periodically to ensure that the asset allocation is consistent over time.

                The Company has selected  the  following  MetLife/UAM  TimeStyle
                Portfolios:

                  MetLife/UAM Extended Short-Term TimeStyle Portfolio
                  This portfolio seeks to provide capital preservation with moderate growth and current income utilizing a conservative balanced approach. This portfolio is expected to be approximately 40% invested in equities, including exposure to global markets, 40% invested in U.S. investment- grade bonds and 20% in short-term securities. This is an income oriented portfolio for use by conservative investors seeking some growth of capital.

                  MetLife/UAM Medium-Term TimeStyle Portfolio
                  This portfolio seeks to provide growth of capital and a moderate level of income by utilizing a moderate balanced approach. This portfolio is expected to be approximately 60% invested in equities, including exposure to global markets, and 40% invested in U.S. investment-grade bonds or short-term securities. This is a growth and income portfolio for use by moderate investors seeking growth of capital and some current income.

                  MetLife/UAM  Long-Term  TimeStyle Portfolio
     This portfolio seeks to provide long-term growth of capital by utilizing an aggressive balanced approach. This portfolio is expected to be approximately 80% invested in equities, including exposure to global markets, and 20% invested in U.S. investment-grade bonds. This is a growth portfolio for use by aggressive investors.











                                      -5-                            (continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements





        (e)     Fixed Income Fund
                -----------------
                This fund may consist of a portfolio invested in commercial paper, U.S. government or Federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

                The Company has selected the "MetLife Guaranteed Fixed Income Account" as the investment vehicle for the Fixed Income Fund. It consists of one or more MetLife guaranteed interest contracts
                (GICs), which are intended to provide the advantage of intermediate-term rates with protection from potential fluctuations in interest rates during the guarantee period. The GIC rates as of December 31, 1998 and 1997, were 6.05% and 6.20%, respectively.

        (f)     International Fund
                ------------------
                This fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States. International investments contain additional risks not associated with U.S. domestic issues. The fund can be expected to experience wider variation in its value than the other funds described herein.

                The Company has selected the "Templeton Foreign Fund - Class A" as the investment vehicle for the International Fund. This fund is generally diversified across approximately 40 countries and more than 30 different industries. This fund is designed for long-term investors who seek growth of capital and can tolerate the greater risks associated with investments in foreign securities.


As of December 31, 1998, investments in the Fidelity ContraFund and the Publix Stock Fund, each represented 5.0% or more of the Plan's net assets available for plan benefits. As of December 31, 1997, investments in the Fidelity Contrafund, Publix Stock Fund, and the MetLife Stock Market Index Guarantee Account each represented 5.0% or more of the Plan's net assets available for plan benefits.




















                                    -6-                              (continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements





(4)               Reconciliation of Financial Statements to Form 5500
                  ---------------------------------------------------

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                  December 31,
                                                                  ------------
                                                               1998             1997
                                                               ----             ----


           Net assets available for plan benefits
              per the financial statements                $239,868,262     $130,782,370

           Amounts allocated to withdrawing participants      (658,824)        (378,627)

           Excess contributions                                (99,066)        (266,829)
                                                          ------------     ------------

           Net assets available for plan benefits
              per the Form 5500                           $239,110,372     $130,136,914
                                                          ============     =============



         The following is a reconciliation of employee contributions and distributions to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                              December 31, 1998
                                                              -----------------

         Employee Contributions
           Per the financial statements                          $40,100,692

           Less: Excess contributions for year
           ended December 31, 1998                                   (99,066)

           Add:  Excess contributions for year
           ended December 31, 1997                                   266,829
                                                                 -----------

           Per the Form 5500                                     $40,268,455
                                                                 ===========

         Distributions to Participants
           Per the financial statements                          $ 6,923,957

           Add:  Amounts allocated to withdrawing
              participants at December 31, 1998                      658,824

        Less: Amounts allocated to withdrawing
           participants at December 31, 1997                        (378,627)
                                                                 -----------

           Per the Form 5500                                     $ 7,204,154
                                                                 ===========


(5)      Federal Income Tax
         ------------------

         The Plan's design has been determined to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan is exempt from Federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan has been and is currently being operated in compliance with applicable requirements of the Code.


                                      -7-
                                                                      Schedule I

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

            Item 27a. Schedule of Assets Held for Investment Purposes
                                December 31, 1998




                                         Number of                             Market
Name of Issuer and Title of Issue         Shares            Cost               Value
---------------------------------        ---------      -------------       -----------
Marketable:
   International Fund
   Templeton Foreign Fund                     ---        $    108,158           106,720


   Asset Allocation Fund
   MetLife/UAM TimeStyle Portfolios:
      Long-Term TimeStyle Portfolio *         ---              63,208            68,187
      Medium-Term TimeStyle Portfolio *       ---           2,431,634         2,487,019
      Extended Short-Term TimeStyle
            Portfolio *                       ---              17,641            18,108


   Aggressive Growth Fund
   Fidelity Contrafund                        ---          19,897,769        24,078,120


   Equity Index Fund
   MetLife Stock Market Index
      Guarantee Account *                     ---           6,826,200         9,695,217


   Fixed Income Fund
   MetLife Guaranteed Fixed
      Income Account *                        ---           4,591,685         4,591,685


Non-Marketable:
   Publix Stock Fund
   Common Stock of Publix Super
      Markets, Inc. *                   3,822,213          98,271,223       177,732,891


   Participant Loans                                        9,606,168         9,606,168
                                                         ------------       -----------


                                                         $141,813,686       228,384,115
                                                         ============       ===========










* Parties-in-interest

                                                                    Schedule II


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                  Item 27d. Schedule of Reportable Transactions
                          Year ended December 31, 1998



                                                             Sales
                                                ----------------------------------
      Asset                   Purchases         Price         Cost            Gain
                                                                              >


Aggressive Growth Fund
Fidelity Contrafund          $11,933,416     10,617,944      8,918,182      1,699,762



Publix Stock Fund
Common Stock of Publix
   Super Markets, Inc. *     $55,121,518     19,130,323     12,140,656      6,989,667

Money Market Fund            $15,810,001     16,029,200     15,809,428        219,772






































* Party-in-interest

                                    SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 30, 1999                   By:  /s/Tina P. Johnson
                                            ----------------------------------
                                            Tina P. Johnson
                                            Senior Vice President
                                            and Trustee of the 401(k)
                                            SMART Plan - Publix Stock
                                            Fund